DOCUMENT OF THE EUROPEAN BANK

FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM CONSOLIDATED FINANCIAL REPORT

At 31 March 2024

(UNAUDITED)

European Bank for Reconstruction and Development: Interim Financial Report at 31 March 2024

European Bank for Reconstruction and Development: Interim Financial Report at 31 March 2024

Consolidated income statement

For the quarter ended 31 March 2024 (unaudited) and 31 March 2023 (unaudited)

	Quarter 1 2024 € million	Quarter 1 2023 € million
Interest income
From Banking loans	591	544
From fixed-income debt securities and other interest	435	259
Net interest income on derivatives	—	110
Other interest
Interest expense and similar charges	(630)	(556)
Net interest expense on derivatives	(14)	—

Net interest income	382	357

Fee and commission income	29	25
Fee and commission expense	(28)	(26)

Net fee and commission (expense)/income	1	(1)

Donor related income	7	10
Donor related expense	(6)	(5)

Net donor-related income	1	5

Dividend income	2	9
Net gains from share investments	205	102
Net losses from loans	—	(6)
Net gains from Treasury assets held at amortised cost	1	1
Net gains from Treasury activities at fair value through profit or loss and foreign exchange	38	48
Fair value movement on non-qualifying and ineffective hedges	29	(172)
Impairment release on Banking loan investments	80	55
Impairment release on guarantees	2	7
General administrative expenses	(121)	(114)
Depreciation and amortisation	(16)	(13)

Net profit for the period	604	278

Attributable to:

Equity holders	604	278
Memorandum items

Net profit after transfers of net income approved by the Board of Governors	604	278

Consolidated statement of comprehensive income

For the quarter ended 31 March 2024 (unaudited) and 31 March 2023 (unaudited)

	Quarter 1 2024 € million	Quarter 1 2023 € million
Net profit	604	278
Other comprehensive (expense)/income
1.Items that will not be reclassified subsequently to profit or loss
— Gains on share investments designated as fair value through other comprehensive income	8	3
— (Losses) on loans designated as fair value through other comprehensive income	(62)	—
2.Items that may be reclassified subsequently to profit or loss
— (Losses)/gains on cash flow hedges	(160)	3
— Gains on fair value hedges	19	70
— Gains on loans designated as fair value through other comprehensive income	38	63

Other comprehensive (expense)/income	(156)	139

Total comprehensive income	448	417

Attributable to:
Equity holders	448	417

Consolidated balance sheet

At 31 March 2024 (unaudited) and 31 December 2023 (audited)

	€ million	31 Mar 2024 € million	€ million	31 Dec 2023 € million
Assets
Cash and cash equivalents	6,301		6,324
Other placements and advances	16,956		12,405
Debt securities
At fair value through profit or loss	967		962
At amortised cost	8,717		8,392

		32,941		28,083
Other financial assets
Derivative financial instruments	6,580		5,568
Other financial assets	1,285		931

		7,865		6,499
Loan investments
Loans at amortised cost	33,229		32,948
Less: Impairment	(1,762)		(1,831)
Loans at fair value through other comprehensive income	915		1,024
Loans at fair value through profit or loss	851		843

		33,233		32,984
Share investments
Banking Portfolio:
At fair value through profit or loss
Treasury Portfolio:	5,961		5,606
At fair value through other comprehensive income	165		157

		6,126		5,763
Intangible assets		157		152
Property, technology and equipment		420		426

Total assets		80,742		73,907

Liabilities
Borrowings
Amounts owed to credit institutions and other third parties	943		911
Debts evidenced by certificates	49,927		44,298

		50,870		45,209
Other financial liabilities
Derivative financial instruments	4,519		4,939
Other financial liabilities	2,637		1,506

		7,156		6,445

Total liabilities		58,026		51,654

Members’ equity attributable to equity holders
Paid-in capital	6,218		6,218
Reserves and retained earnings	16,498		16,035

Total members’ equity		22,716		22,253

Total liabilities and members’ equity		80,742		73,907

Memorandum items
Undrawn commitments		16,994		16,631

Consolidated statement of changes in equity

For the quarter ended 31 March 2024 (unaudited) and 31 March 2023 (unaudited)

	Subscribed capital € million	Callable capital € million	Revaluation reserve € million	Hedging reserve € million	Actuarial remeasure- ment € million	SSF € million	Retained earnings € million	Total equity € million
At 31 December 2022	29,759	(23,542)	(102)	(272)	104	627	12,762	19,336
Total comprehensive income for the period	—	—	66	73	—	(20)	298	417

At 31 March 2023	29,759	(23,542)	(36)	(199)	104	607	13,060	19,753

At 31 December 2023	29,761	(23,543)	68	379	139	671	14,793	22,268

Total comprehensive income for the period	—	—	(15)	(141)	—	(10)	614	448

At 31 March 2024	29,761	(23,543)	53	238	139	661	15,407	22,716

Consolidated statement of cash flows

For the period to 31 March 2024 (unaudited) and 31 March 2023 (unaudited)

	€ million	Quarter 1 2024 € million	€ million	Quarter 1 2023 € million
Cash flows from operating activities
Net profit for the year	604		278
Adjustments to reconcile net profit to net cash flows:
Non-cash items in the income statement
Depreciation and amortisation	16		13
Net impairment (release) for Banking loan losses and guarantees	(84)		(64)
Fair value movement on share investments	(196)		(102)
Fair value movement on loans held at fair value through profit or loss	1		6
Fair value movement on Treasury investments	(36)		(48)
Other unrealised fair value movements	(29)		172
Cash flows from the sale and purchase of operating assets
Proceeds from repayments of Banking loans	2,286		2,427
Funds advanced for Banking loans	(2,247)		(2,497)
Proceeds from sale of Banking share investments	78		359
Funds advanced for Banking share investments	(219)		(144)
Net cash flows from Treasury derivative settlements	(229)		(907)
Net placements to credit institutions	(4,364)		1,322
Working capital adjustment:
Movement in interest income	(93)		(267)
Movement in interest expense	(73)		(48)
Movement in net fee and commission income	(4)		(1)
Movement in accrued expenses	(46)		20

Net cash used in operating activities		(4,635)		519

Cash flows from investing activities
Proceeds from debt securities at amortised cost	768		997
Purchases of debt securities at amortised cost	(1,028)		(339)
Proceeds from sale of debt securities at fair value through profit or loss	811		1,022
Purchases of debt securities at fair value through profit or loss	(726)		(1,224)
Purchase of intangible assets, property, technology and equipment	(13)		(10)

Cash flows (used in)/from investing activities		(188)		446

Cash flows from financing activities
Capital received	—		—
Transfers of net income paid	(23)		(2)
Lease payments	4		23
Issue of debts evidenced by certificates	8,949		5,137
Redemption of debts evidenced by certificates	(4,114)		(4,489)

Net cash from financing activities		4,816		669

Net (decrease)/increase in cash and cash equivalents		(7)		1,634

Net foreign exchange differences		(16)		58

Cash and cash equivalents at beginning of the period		6,324		6,640

Cash and cash equivalents at 31 March[1]		6,301		8,332

[1]

Cash and cash equivalents are amounts with less than three months to maturity from the date of the transactions, which are available for use at short notice and are subject to insignificant risk of change in value. Within the 31 March 2024 balance is €2 million restricted for technical assistance to be provided to member countries in the SEMED region. Also within the 31 March 2024 balance is €18 million of “restricted cash”.

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development (“the Bank”), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the EBRD dated 29 May 1990 (“the Agreement”). At 31 March 2024, the Bank’s shareholders comprised 73 countries, together with the European Union and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected with the Bank in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank (“Headquarters Agreement”). The Headquarters Agreement was signed in London upon the commencement of the Bank’s operations on 15 April 1991.

2. A summary of significant accounting policies

i Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement which form part of a qualifying hedge relationship have been accounted for in accordance with hedge accounting rules.

ii Financial statements presentation

The financial statements are presented in a manner consistent with the Bank’s audited financial statements for the year ended 31 December 2023.

The financial statements have been prepared on a going concern basis. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the period have been made, and the significant assumptions used in making accounting estimates are reasonable. The estimates made in these interim financial statements consider all known relevant and material information available at the time of their issuance as required by IFRS, and any contingent assets and liabilities have been disclosed in accordance with IFRS requirements. Management are not aware of any material deficiencies in either the design or operation of internal controls over financial reporting.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2024.

3. Banking loan investments at amortised cost

	31 Mar 2024 Sovereign € million	31 Mar 2024 Non-sovereign € million	31 Mar 2024 Total loans € million	31 Dec 2023 Sovereign € million	31 Dec 2023 Non-sovereign € million	31 Dec 2023 Total loans € million
At 1 January	8,090	24,858	32,948	6,797	23,135	29,932

Disbursements	574	1,666	2,240	2,653	9,073	11,726
Repayments and prepayments	(563)	(1,578)	(2,141)	(1,514)	(7,116)	(8,630)
Remeasurement of previously impaired loans	—	—	—	—	52	52
Foreign exchange movements	37	210	247	(90)	(345)	(435)
Movement in net deferred fee, direct costs and effective interest rate adjustments	11	(38)	(27)	244	126	370
Written off	—	(38)	(38)	—	(67)	(67)

At period end	8,149	25,080	33,229	8,090	24,858	32,948
Impairment period end	(442)	(1,320)	(1,762)	(456)	(1,375)	(1,831)

Total net of impairment at period end	7,707	23,760	31,467	7,634	23,483	31,117

At 31 March 2024 the Bank categorised 153 amortised cost loans as non-performing, with operating assets total €2,133 million (31 December 2023: 164 loans totalling €2,389 million). Specific impairment on these assets amounted to €1,156 million (31 December 2023: €1,254 million).

4. Banking loan investments at fair value through profit or loss

	31 Mar 2024 Sovereign € million	31 Mar 2024 Non-sovereign € million	31 Mar 2024 Total loans € million	31 Dec 2023 Sovereign € million	31 Dec 2023 Non-sovereign € million	31 Dec 2023 Total loans € million
At 1 January	40	803	843	42	705	747

Movement in fair value revaluation	(1)	(5)	(6)	1	13	14

Disbursements	—	10	10	—	152	152
Repayments and prepayments	—	(6)	(6)	—	(57)	(57)
Foreign exchange movements	2	8	10	(3)	(7)	(10)
Written off	—	—	—		(3)	(3)

At period end	41	810	851	40	803	843

At 31 March 2024, the Bank categorised five fair value through profit or loss loans as non-performing, with operating assets total €102 million (31 December 2023: six loans totalling €99 million). Net fair value losses on these assets amounted to €60 million (31 December 2023: €59 million).

5. Banking loan investments at fair value through other comprehensive income

Non-sovereign loans	31 Mar 2024 € million	31 Dec 2023 € million
At 1 January	1,024	1,183

Movement in fair value revaluation	(20)	148
Movement in expected credit loss	90	9
Capitalised interest	4	7
Repayments and prepayments	(143)	(321)
Foreign exchange movements	6	12
Movement in effective interest rate adjustment	1	(14)
Written off	(47)	—

At period end	915	1,024

At 31 March 2024, the Bank categorised one fair value through other comprehensive income loan as non-performing, with operating assets total €120 million (31 December 2023: two loans totalling €248 million).

6. Banking share investments at fair value through profit or loss

	31 Mar 2024 Fair value Unlisted € million	31 Mar 2024 Fair value Listed € million	31 Mar 2024 Fair value Total € million	31 Dec 2023 Fair value Unlisted € million	31 Dec 2023 Fair value Listed € million	31 Dec 2023 Fair value Total € million
Outstanding disbursements
At 1 January	3,278	1,460	4,738	3,381	1,432	4,813

Disbursements	181	39	220	448	75	523
Disposals	(45)	(24)	(69)	(527)	(55)	(582)
Transfers from unlisted to listed	—	—	—	(8)	8	—
Written off	(36)	—	(36)	(16)	—	(16)

At period end	3,378	1,475	4,853	3,278	1,460	4,738

Fair value adjustment
At 1 January	821	61	882	325	(253)	72
Movement in fair value revaluation	69	157	226	496	314	810

At period end	890	218	1,108	821	61	882

Fair value at period end	4,268	1,693	5,961	4,099	1,521	5,620

Equity Derivatives	200	(2)	198	201	3	204

7. Primary segment analysis

Business segments

The Bank’s activities are primarily Banking and Treasury. Banking activities represent investments in projects that, in accordance with the Agreement, are made for the purpose of assisting the economies in which the Bank invests in their transition to open, market economies whilst fostering sustainable and inclusive growth and applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank’s foreign exchange and interest rate risks and assisting clients in asset and liability management matters.

Information on the financial performance of Banking and Treasury operations is prepared regularly. On this basis, Banking and Treasury operations have been identified as the operating segments.

Segment performance

The segment information for the operating segments for the years ended 31 March 2024 and 31 March 2023 is as follows:

	Banking 31 Mar 2024 € million	Treasury 31 Mar 2024 € million	SSF 31 Mar 2024 € million	Aggregated 31 Mar 2024 € million	Banking 31 Mar 2023 € million	Treasury 31 Mar 2023 € million	SSF 31 Mar 2023 € million	Aggregated 31 Mar 2023 € million
Interest income	591	430	5	1,026	542	259	2	803
Other income/(expense)	223	(100)	(13)	110	129	49	(20)	158

Total segment revenue /(expense)	814	330	(8)	1,136	671	308	(18)	961
Interest expense and similar charges	(1)	(629)	—	(630)	—	(661)	—	(661)
Net interest expense/(income) on derivatives	—	(14)	—	(14)	—	110	—	110
Internal funding charge	(411)	411	—	—	(296)	296	—	—
General administrative expenses	(111)	(10)	—	(121)	(107)	(7)	—	(114)
Depreciation and amortisation	(15)	(1)	—	(16)	(12)	(1)	—	(13)

Segment result before impairment and hedges	276	87	(8)	355	256	45	(18)	283
Fair value movement on non-qualifying and ineffective hedges	—	29	—	29	—	(172)	—	(172)
Return on capital		138	—	138		105	—	105

Provisions for impairment of loan investments and guarantees	84	—	(2)	82	64	—	(2)	62

Net profit for the period	360	254	(10)	604	320	(22)	(20)	278
Segment assets	40,718	39,444	580	80,742	36,050	34,862	544	71,456

Segment liabilities	1,124	56,983	(81)	58,026	1,026	50,740	(63)	51,703

8. Fair value of financial assets and liabilities

Classification and fair value of financial assets and liabilities

Financial assets at 31 March 2024	Carrying amount € million	Fair value € million
Financial assets measured at fair value through profit or loss or fair value through other comprehensive income:
Debt securities	967	967
Derivative financial instruments	6,580	6,580
Share investments (Banking portfolio)	5,961	5,961
Banking loans at fair value through other comprehensive income	915	915
Banking loans at fair value through profit or loss	851	851
Treasury portfolio: Share investments at fair value through other comprehensive income	165	165

	15,439	15,439
Financial assets measured at amortised cost:
Placements with and advances to credit institutions	23,257	23,257
Debt securities	8,717	8,737
Other financial assets	1,285	1,285
Banking loan investments at amortised cost	31,467	31,496

	64,726	64,775

Total	80,165	80,214

Financial liabilities at 31 March 2024	Carrying amount € million	Fair value € million
Amounts owed to credit institutions	(943)	(943)
Debts evidenced by certificates	(49,927)	(50,061)
Derivative financial instruments	(4,519)	(4,519)
Other financial liabilities	(2,637)	(2,637)

Total	(58,026)	(58,160)

Fair Value Estimation Techniques

The Bank’s balance sheet approximates to fair value in all financial asset and liability categories, with the exception of loan investments at amortised cost.

The amortised cost instruments held within placements with and advances to credit institutions, other financial assets, amounts owed to credit institutions, and other financial liabilities are all deemed to have amortised cost values approximating their fair value, being primary simple, short-term instruments. They are classified as having Level 2 inputs (see fair value hierarchy, below) as the Bank’s assessment of their fair value is based on the observable market valuation of similar assets and liabilities.

The fair value of amortised cost debt securities is determined using Level 2 inputs, employing valuation techniques appropriate to the market and industry of each investment. The primary valuation techniques used are quotes from brokerage services and discounted cash flows. Techniques used to support these valuations include industry valuation benchmarks and recent transaction prices.

Banking loan investments whereby the objective of the Bank’s business model is to hold these investments to collect the contractual cash flow, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest, are recognised at amortised cost. The fair value of these loans was calculated using Level 3 inputs by discounting the cash flows at a year end interest rate applicable to each loan and further discounting the value by an internal measure of credit risk.

Debts evidenced by certificates represents the Bank’s borrowings raised through the issuance of commercial paper and bonds. The fair value of the Bank’s issued bonds is determined using discounted cash flow models and therefore relies on Level 3 inputs. Due to the short-tenor nature of commercial paper, amortised cost approximates fair value. The fair value of the Bank’s issued commercial paper is determined based on the observable market valuation of similar assets and liabilities and therefore relies on Level 2 inputs.

Fair value hierarchy

IFRS 13 specifies classification of fair values on the basis of a three-level hierarchy of valuation methodologies. The classifications are determined based on whether the inputs used in the measurement of fair values are observable or unobservable. These inputs have created the following fair value hierarchy:

•

Level 1 – Quoted prices in active markets for identical assets or liabilities. This level includes listed share investments on stock exchanges and listed bonds classified as loans held at fair value through other comprehensive income.

•

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). This level includes debt securities, most derivative products and listed share and bond investments valued using a quoted price but where there is no market sufficiently active to be included in Level 1. The sources of inputs include prices available from screen-based services such as SuperDerivatives and Bloomberg, broker quotes and observable market data such as interest rates and foreign exchange rates which are used in deriving the valuations of derivative products.

•

Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs). This level includes share investments and debt securities or derivative products for which not all market data is observable.

The table below provides information at 31 March 2024 about the Bank’s financial assets and financial liabilities measured at fair value. Financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement.

	At 31 March 2024
	Level 1 € million	Level 2 € million	Level 3 € million	Total € million
Debt securities	737	230	—	967
Derivative financial instruments	—	6,346	234	6,580
Banking loans	1,108	32	626	1,766
Share investments (Banking portfolio)	1,475	134	4,352	5,961
Share investments (Treasury portfolio)	—	165	—	165

Total financial assets at fair value	3,320	6,907	5,212	15,439

Derivative financial instruments	—	(4,483)	(36)	(4,519)
Equity Participation Fund	—	—	(308)	(308)

Total financial liabilities at fair value	—	(4,483)	(344)	(4,827)

The table below provides a reconciliation of the fair values of the Bank’s level 3 financial assets and financial liabilities for the period ended 31 March 2024.

	Derivative financial instruments € million	Banking loans € million	Banking share investments € million	Total assets € million	Other liabilities € million	Derivative financial instruments € million	Total liabilities € million
Balance at 31 December 2023	237	621	4,174	5,032	(282)	(34)	(316)

Net gains/(losses) recognised in:
- Net (losses)/gains from share investments at fair value through profit and loss	(3)	—	72	69	(25)	(2)	(27)
- Net gains from loans	—	2	—	2	—	—	—
Gains on loans designated as fair value through other comprehensive income	—	—	—	—	—	—	—
Issuances	—	10	—	10	—	—	—
Purchases	—	—	182	182	(1)	—	(1)
Settlements	—	(7)	—	(7)	13	—	13
Sales	—	—	(76)	(76)	—	—	—
Transfers in/(out) of Level 3	—	—	—	—	—	—	—

Balance at 31 March 2024	234	626	4,352	5,212	(295)	(36)	(331)

Net gains/(losses) for the period for Level 3 instruments held at 31 March 2024 recognised in:
- Net (losses)/gains from share investments at fair value through profit and loss	(3)	—	72	68	(24)	(2)	(26)
- Net gains from loans	—	2	—	2	—	—	—

Level 3 – sensitivity analysis

The table below presents the level 3 financial instruments carried at fair value at 31 March 2024, the main valuation models/techniques used in the valuation of these financial instruments and the estimated increases or decreases in fair value based on reasonably possible alternative assumptions:

		Impact on net profit in Quarter 1 2024
	Main valuation models/techniques	Carrying amount € million	Favourable change € million	Unfavourable change € million
Banking loans	DCF and option pricing models	626	39	(26)
Banking share investments, EPF and associated derivatives	NAV and EBITDA multiples, DCF models, compounded interest and option pricing models*	4,255	625	(490)

At period end		4,881	664	(516)

*	NAV = net asset value; EBITDA = earnings before interest, tax, depreciation and amortisation.

The EBRD Shareholder Special Fund

The Rules of the EBRD Shareholder Special Fund require submission of the financial statements to the Board of Directors on a quarterly basis.

Statement of comprehensive income

For the quarter ended 31 March 2024 (unaudited) and 31 March 2023 (audited)

	Quarter 1	Quarter 1
	2024	2023
	€ million	€ million
Interest income	5	2
Technical cooperation expenses	(14)	(16)
Disbursements for investment grants	(2)	(2)
Disbursements for incentives	(1)	(1)
Net unrealised gains from share investments	4	—
Foreign exchange movement	1	(1)

Net loss and comprehensive expense for the period	(7)	(18)

Total comprehensive expense attributable to:
Contributors	(7)	(18)

Balance Sheet

At 31 March 2024 (unaudited) and 31 December 2023 (audited)

	31 March	31 December
	2024	2023
	€ million	€ million
Assets
Placements with credit institutions	322	335
Local office advances	200	200
Contributions receivable	105	105
Share investments	57	53
Other receivables	4	1

Total assets	688	694

Liabilities and contributors’ resources
Accrued expenses	31	30
Financial guarantee liability	12	12

Total liabilities	43	42

Contributions	1,417	1,417
Reserves and accumulated loss	(772)	(765)

Total contributors’ resources	645	652

Total liabilities and contributors’ resources	688	694

The EBRD Shareholder Special Fund

Statement of changes in contributors’ resources

For the period ended 31 March 2024 (unaudited) and 31 March 2023 (audited)

	Contributions	Accumulated loss	Total
	€ million	€ million	€ million
At 31 December 2022	1,309	(692)	617
Total comprehensive expense for the period	—	(18)	(18)

At 31 March 2023	1,309	(710)	599

At 31 December 2023	1,417	(765)	652
Total comprehensive expense for the period	—	(7)	(7)

At 31 March 2024	1,417	(772)	645

Statement of cash flows

For the period to 31 March 2024 (unaudited) and 31 March 2023 (audited)

		Period to		Period to
		31 March		31 March
		2024		2023
	€ million	€ million	€ million	€ million
Cash flows from operating activities
Net loss for the period	(7)		(18)
Adjustment to reconcile net loss to net cash flows:
Non-cash items in the statement of comprehensive income
Net unrealised loss on share investments	(4)		—
Foreign exchange movement	(1)		1

		(12)		(17)
Working capital adjustment
Funds advanced to local offices	(2)		(1)
Movement in accrued expenses	—		—
Management fees paid	1		(3)

Net cash (used in)/from operating activities		(1)		(4)

Cash flows from financing activities
Net decrease in cash and cash equivalents		(13)		(21)
Cash and cash equivalents at the beginning of the period		335		320
Effect of foreign exchange rate changes		—		—

Cash and cash equivalents at 31 March*		322		299

*

Cash and cash equivalents are amounts with three months or less maturity from the date of transaction. The Fund also has €200 million on 3 to 6 months placements as at 31 March 2024 (31 December 2023: €200 million).

The EBRD Shareholder Special Fund

Explanatory notes

1	Creation of the Special Fund

The creation of the EBRD Shareholder Fund (“the Fund”) was approved by the Board of Directors (“the Board”) of the Bank on 15 April 2008 and is administered, inter alia, in accordance with the Agreement Establishing the Bank and under the terms of Rules and Regulations of the Fund. The Fund became operational after the Governors of the Bank adopted the 2007 Net Income Allocation Resolution during its Annual General Meeting on 18-19 May 2008.

The Fund was established in accordance with Article 18 of the Agreement Establishing the Bank. The Fund is not part of the ordinary capital resources of the Bank, but the privileges and immunities available to the Bank are extended to the Fund. The objective of the Fund is to broaden the scope and deepen the intensity of the Bank’s transition impact in support of the Bank’s key priorities.

2	A summary of significant accounting policies

i.	Basis of preparation

These interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through profit or loss. The financial statements have been prepared on a going concern basis.

ii.	Financial statement presentation

The financial statements are presented in a manner consistent with the Fund’s audited financial statements for the year ended 31 December 2023.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2024.

3	Disbursements for technical cooperation projects

	Commitments		Undrawn
	approved	Disbursements	commitments
	€ million	€ million	€ million
Total projects
As at 31 December 2023	656	(605)	51
Movement in the period	8	(14)	(6)

At 31 March 2024	664	(619)	45

4	Undrawn commitments

	31 March	31 December
	2024	2023
	€ million	€ million
Technical cooperation expenses	45	50
Incentive fees	9	10
First loss risk sharing guarantees	37	37
Investment grants	58	43

At period end	149	140

This represents amounts for which the Fund has contracted but for which the transaction or service was not performed at the period end.

5	Share investments

	31 March	31 December
	2024	2023
	€ million	€ million
Outstanding disbursements
At 1 January	48	48
Disbursements	—	—

Total	48	48

Fair value adjustment
At 1 January	5	—
Movement in fair value revaluation	4	5

Total	9	5

Fair value at period end	57	53